Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the end of the period covered by the most recent Annual Report on Form 10-K of Atlanta Braves Holdings, Inc. (the “Registrant”), the following securities of the Registrant were registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) Series A common stock, par value $0.01 per share (the “Series A common stock”), and (2) Series C common stock, par value $0.01 per share (the “Series C common stock”).

Description of Registrant’s Capital Stock

The following description of the Registrant’s Series A common stock and Series C common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Registrant’s Amended and Restated Articles of Incorporation (the “charter”) and the Registrant’s Amended and Restated Bylaws (the “bylaws”), each of which is an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein. We encourage you to read the charter, the bylaws and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized Capital Stock

The Registrant’s authorized capital stock consists of 457.5 million shares, of which 407.5 shares are designated common stock, par value $0.01 per share, and 50 million shares are designated preferred stock, par value $0.01 per share (the “preferred stock”). The common stock is divided into three series. The Registrant has 200 million shares of Series A common stock, 7.5 million shares of Series B common stock, par value $0.01 per share (the “Series B common stock”), and 200 million shares of Series C common stock authorized.

The Registrant’s Common Stock

Holders of Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights

Holders of Series A common stock are entitled to one vote for each share of such stock held and holders of Series B common stock are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of Series C common stock are not entitled to any voting powers, except as otherwise required by Nevada law. When so required, holders of Series C common stock will be entitled to 1/100th of a vote for each share of such stock held. The charter does not provide for cumulative voting in the election of directors.

Holders of Series A common stock and Series B common stock will generally vote together as a single class on matters presented for a stockholder vote, except as required by Nevada law or stock exchange rule.

The charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the enhanced threshold vote required is 66⅔% of the aggregate voting power of the Registrant’s outstanding voting securities, voting together as a single class.

Dividends and Securities Distributions

Subject to any preferential rights of any outstanding series of the Registrant’s preferred stock created by the Registrant’s board of directors (the “board”) from time to time, the holders of the Registrant’s common stock will be entitled to such dividends as may be declared from time to time by the board from funds available therefor. Except as otherwise described below, whenever a dividend is paid to the holders of one of the Registrant’s series of common stock, the Registrant will also pay to the holders of the other series of its common stock an equal per share dividend.

The Registrant is permitted to make share distributions of (A) Series C common stock (or securities convertible therefor) to holders of all series of the Registrant’s common stock, on an equal per share basis; and (B) Series A common stock (or securities convertible therefor) to holders of Series A common stock and, on an equal per share basis, shares of Series B common stock (or securities convertible therefor) to holders of Series B common stock and, on an equal per share basis, shares of Series C common stock (or securities convertible therefor) to holders of Series C common stock.

In addition, the Registrant is permitted to make a share distribution consisting of any class or series of securities of the Registrant or any other person, other than Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of each such share of the Registrant’s common stock; or (3) a separate class or series of securities to the holders of one or more series of the Registrant’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of the Registrant’s common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of the Registrant’s common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of Series A common stock and Series C common stock, then such securities shall be distributed either as determined by the board or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of Series A common stock and Series C common stock correspond, to the extent practicable, to the relative voting rights of each such series of the Registrant’s common stock.

Conversion

Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Shares of Series A common stock and Series C common stock are not convertible into shares of any other series of the Registrant’s common stock.

Reclassification

The Registrant may not reclassify, subdivide or combine any series of its common stock without reclassifying, subdividing or combining the other series of its common stock then outstanding, on an equal per share basis.

Liquidation and Dissolution

Upon the Registrant’s liquidation, dissolution or winding up, after payment or provision for payment of its debts and liabilities and subject to the prior payment in full of any preferential amounts to which the Registrant’s preferred stockholders (if any) may be entitled, holders of shares of Series A common stock, Series B common stock and Series C common stock will share equally, on a share for share basis, in the assets remaining for distribution to holders of the Registrant’s common stock.

Preferred Stock

The charter authorizes the board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

●	the designation of the series;

●	the number of authorized shares of the series, which number the board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;
●	the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative, and the relative preferences or rights of priority or participation with respect to such dividends;
●	the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;
●	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board;
●	the voting rights, if any, of the holders of the series;
●	the terms and conditions, if any, for the Registrant to purchase or redeem the shares of the series; and
●	any other relative rights, preferences and limitations of the series.

The Registrant believes that the ability of the board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

Although the board has no intention at the present time of doing so, it may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based upon its judgment as to the best interests of the Registrant’s stockholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock

Other Provisions of the Charter

Board of Directors

The charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors constituting the board will not be less than three and the exact number will be fixed from time to time by a resolution of the board. The members of the board, other than those who may be elected by holders of any preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the initial Class I directors expires at the annual meeting of stockholders in 2024. The term of office of the initial Class II directors expires at the annual meeting of stockholders in 2025. The term of office of the initial Class III directors expires at the annual meeting of stockholders in 2026.

At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

In accordance with Nevada law, the charter provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only upon the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of outstanding capital stock entitled to vote on such matter, voting together as a single class.

The charter provides that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it will take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Corporate Opportunity

The charter acknowledges that the Registrant may have overlapping directors and officers with other entities that compete with its businesses and that the Registrant may engage in material business transactions with such entities. The Registrant has renounced its rights to certain business opportunities and the charter provides that no director or officer of the Registrant will breach their fiduciary duty and therefore be liable to the Registrant or its stockholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity (including Liberty Media Corporation (“Liberty Media”)) instead of the Registrant, or does not refer or communicate information regarding such corporate opportunity to the Registrant, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of the Registrant or as a director or officer of any of the Registrant’s subsidiaries, and (y) such opportunity relates to a line of business in which the Registrant or any of its subsidiaries is then directly engaged.

Limitation on Liability and Indemnification

The charter provides that, to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes (the “NRS”), the Registrant’s directors and officers are not liable to the Registrant or any of its stockholders or creditors for monetary damages for breaches of fiduciary duties as a director or officer. Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not liable for damages as a result of an act or failure to act in his or her capacity as a director or officer unless a statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted. In addition, it must be proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law. In addition, the Registrant will indemnify, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of the Registrant or, at the Registrant’s request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. The Registrant will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay the amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

No Stockholder Action by Written Consent; Special Meetings

The charter provides that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of the Registrant’s preferred stock, special meetings of the Registrant’s stockholders for any purpose or purposes may be called only by the Registrant’s Secretary (i) upon the written request of the holders of not less than 66⅔% of the total voting power of the outstanding Series A common stock, Series B common stock and, if applicable, the Registrant’s preferred stock entitled to vote thereon or (ii) at the request of at least 75% of the members of the board then in office. The Registrant’s bylaws provide that no business other than that stated in the notice of special meeting will be transacted at any special meeting.

Amendments

The charter goes beyond the general Nevada law requirement of approval by stockholders holding shares in the corporation representing at least a majority of the voting power and provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of the Registrant’s outstanding capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision in the charter, provided, that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Nevada law does not require the consent of the Registrant’s stockholders or (2) which has been approved by at least 75% of the members of the board then in office, in which case the general Nevada majority approval requirement will apply. The charter further provides that the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of the Registrant’s outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the bylaws, provided that the foregoing enhanced voting requirement will not apply to (and no stockholder approval shall be required for) any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of the board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “—Voting Rights” above and the supermajority voting provisions discussed under “—Amendments” above, the charter provides that, subject to the rights of the holders of any series of the Registrant’s preferred stock, an enhanced requirement of the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to the Registrant’s stockholders, voting together as a single class, is required for:

●	the merger or consolidation of the Registrant with or into any other corporation, provided, that the foregoing enhanced voting requirement will not apply to any such merger or consolidation (1) as to which the laws of the State of Nevada, as then in effect, do not require the vote of the Registrant’s stockholders, or (2) that at least 75% of the members of the board then in office have approved;
●	the sale, lease or exchange of all of the Registrant‘s assets, provided, that the foregoing enhanced voting requirement will not apply to any such sale, lease or exchange that at least 75% of the members of the board then in office have approved; or
●	the dissolution of the Registrant, provided, that the foregoing enhanced voting requirement will not apply to such dissolution if at least 75% of the members of the board then in office have approved such dissolution.

Where the enhanced voting requirement does not apply, stockholder approval will be as required by Nevada Statute (generally, approval by a majority of the voting power of the stockholders, subject to rights of classes or series of stock).

Restrictions on Ownership; Transfer of Excess Shares to a Trust

In order to comply with applicable rules of Major League Baseball (“MLB”), the charter contains restrictions on the transfer and ownership of shares of the Registrant’s common stock. These excess share provisions provide that, subject to certain exceptions and exemptions, no person may acquire shares of the Registrant’s common stock if (i) such person (an “MLB Employee”) is an employee of MLB or any of its related entities, (ii) such person is an owner, a stockholder, officer, director or an employee of any MLB Club (as defined in the charter) (other than the Atlanta Braves Major League Baseball Club (the “Braves”)) and,

after giving effect to such acquisition of shares, such person (an “MLB Holder”) would own a number of shares of the Registrant’s common stock equal to or in excess of five percent (5%) of the total number of outstanding shares of the Registrant’s common stock, (iii) after giving effect to such acquisition of shares, such person (a “10% Holder”) would own a number of shares of the Registrant’s common stock equal to or in excess of ten percent (10%) of the total number of outstanding shares of the Registrant’s common stock, or (iv) after giving effect to such acquisition of shares, such person (a “Controlling Stockholder”) would (A) own a number of shares of the Registrant’s common stock equal to or in excess of fifty percent (50%) of the total number of outstanding shares of the Registrant’s common stock or (B) have the ability to exercise control over the business affairs of the Registrant (with the 5% threshold in clause (ii) of this paragraph, the 10% threshold in clause (iii) of this paragraph, the 50% threshold in clause (iv)(A) of this paragraph and the control threshold in clause (iv)(B) of this paragraph, each being referred to as a share threshold) unless, in the case of foregoing clause (iii) and clause (iv) only, (1) such person has received the prior written approval of MLB (such approval, “MLB Approval”) (which, in the case of clause (iii), includes GAMCO Investors, Inc.) or (2) such person is considered an “Exempt Holder” which includes Gregory B. Maffei, the Registrant’s Chairman and Chief Executive Officer, John C. Malone, or any person approved by MLB as the “control person” of the Braves and certain related persons of each of the foregoing, as well as Liberty Media until such time as Liberty Media no longer owns 10% or more of the number of outstanding shares of the Registrant’s common stock without retaining any power, including, without limitation, voting power, with respect to such shares. Any person who (1) inadvertently and without the Registrant’s Actual Knowledge (as defined in the charter) acquires a number of shares of the Registrant’s common stock equal to or in excess of ten percent (10%) of the total number of outstanding shares of the Registrant’s common stock and (2) such person divests (within a reasonable amount of time after such person obtains knowledge of such threshold breach, not to exceed sixty (60) days) a sufficient number of shares of the Registrant’s common stock (without retaining any power, including, without limitation, voting power, with respect to such shares) so as to cause itself to not exceed such 10% share threshold, will not be deemed to be a 10% Holder. Further, no person will be deemed an MLB Employee, MLB Holder, 10% Holder or Controlling Stockholder, unless and until the Registrant has Actual Knowledge that such person is an MLB Employee, MLB Holder, 10% Holder or Controlling Stockholder, as the case may be.

Subject to certain exceptions, in the event of a purported transfer of shares of the Registrant’s common stock (i) to an MLB Employee or (ii) that would cause such person to become an MLB Holder, a 10% Holder or a Controlling Stockholder after giving effect to such transfer, the purported transferee will not acquire any right or interest in such shares so transferred as would cause such person to become a prohibited holder (as defined in the charter), which (x) in the case of an MLB Employee, will be any such shares of the Registrant’s common stock, or (y) in the case of an MLB Holder, a 10% Holder or a Controlling Stockholder, will be such shares as would result in such person owning a number of shares equal to or in excess of the applicable share threshold (in each case, such shares being referred to collectively as the “excess shares”), and instead, all excess shares will automatically be transferred to a trust created upon the filing of the charter. Such excess shares will be held in the trust for the exclusive benefit of the applicable excess share transferor.

Following the automatic transfer of the excess shares to the trust (and except as noted below), the trustee will (i) in the case of an excess share transferor who otherwise would have become a Controlling Stockholder based on the ability to exercise control over the business affairs of the Registrant, convert excess shares that are shares of Series B common stock into shares of Series A common stock in order to avoid the share threshold with respect to control or (ii) otherwise sell the excess shares for cash, in the open market, in privately negotiated transactions or otherwise. The excess share transferor will be entitled to receive the proceeds from such sale, net of any commissions or other expenses, tax withholding or reasonable fees and expenses of the trustee relating to the sale. In the event any excess share transferor described as a potential 10% Holder in clause (y) above exceeds the share threshold by less than 1% of the then outstanding shares of the Registrant’s common stock notifies the Registrant that it intends to seek MLB Approval, the trustee will refrain from selling the related excess shares for a 60-day period following the date of notice regarding automatic transfer of excess shares to the trust.

In addition, the charter provides that:

●	the trustee will have all voting rights with respect to the excess shares;

●	any shares of the Registrant’s common stock issued as a dividend on the excess shares will be treated as excess shares;
●	subject to compliance with certain payment conditions set forth in the charter, the excess share transferor will be entitled to receive from the trustee any other dividends or distributions paid on the excess shares (including, for example, distributions on shares of the Registrant’s common stock); and
●	subject to compliance with certain payment conditions set forth in the charter, the excess share transferor will be entitled to receive from the trustee, in the event the excess shares are converted or exchanged for cash, securities or other property, such cash, securities or other property received by the trustee with respect to the converted or exchanged excess shares.

Any excess share transferor’s right to receive (x) following the conversion of excess shares that are Series B common stock into shares of Series A common stock such that after giving effect to such conversion such excess share transferor would not be a Controlling Stockholder based on the ability to exercise control over the business affairs of the Registrant, the applicable shares of Series A common stock into which such excess shares were so converted, and (y) the net proceeds of any sale of excess shares, as well as any dividends, distributions or cash, securities or other property in respect of the excess shares, in each case will be subject to the excess share transferor providing the trustee with appropriate documentation related to the automatic transfer of the excess shares.

The excess share provisions may be waived, or otherwise not enforced, in whole or in part, by the board upon written approval of MLB (but no such waiver will affect the right of any excess share transferor to receive any funds, securities or other property to which it is then entitled). The excess share provisions included in the charter will cease to be effective upon the earlier of (1) there ceasing to be outstanding any shares of the Registrant’s common stock or (2) the fair market value, as determined by the board, of Braves Baseball Holdco, LLC (or any successor of such entity holding the business and assets of Atlanta National League Baseball Club, LLC) and its direct and indirect subsidiaries, taken as a whole, ceasing to constitute 33⅓% or more of the fair market value, as determined by the board, of the businesses and assets of the Registrant. Upon the termination of these provisions, all excess shares held by the trustee will be transferred to the respective excess share transferors.

The excess share provisions may not be amended, modified or repealed unless all necessary approvals from MLB have been obtained in advance thereof.

Exclusive Forum

The charter provides that, unless the Registrant consents in writing to an alternative forum, and to the fullest extent permitted by law, including the applicable jurisdictional requirements and laws of the United States, the Nevada Eighth Judicial District Court (or if the Nevada Eighth Judicial District Court does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in the State of Nevada), shall, to the fullest extent permitted by law, be the exclusive forum for certain specified types of “internal actions” as defined under the NRS, including (a) those brought in the name or right of the Registrant or on its behalf; (b) those for or based upon a breach of fiduciary duty against any director, officer, employee or agent of the Registrant in such capacity; or (c) those arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of the Nevada corporation laws, the articles of incorporation, the bylaws or certain voting agreements or trusts. In addition, the charter provides that, unless the Registrant consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The charter provides that, for the avoidance of doubt, this exclusive forum provision shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or rules and regulations thereunder; there is uncertainty as to whether a court would enforce a provision which restricts the courts in which claims arising under the Securities Act may be brought.

State Anti-Takeover Statutes and Stockholder Protections

Pursuant to the charter, the Registrant has opted out of the “business combination” provisions Sections 78.411 through 78.444, inclusive, of the NRS regulating corporate takeovers. These statutes prevent certain Nevada corporations, under certain circumstances, from engaging in various “combination” transactions with any “interested stockholder” for a period of up to four years after the date of the transaction in which the person became an interested stockholder, unless the combination or transaction by which the person first became an interested stockholder was approved in advance by the board of directors. An “interested stockholder” for purposes of these provisions is defined as a beneficial owner of 10% or more of the voting power of the corporation, including an affiliate or associate of the corporation that, within two years prior to the combination, beneficially owned such percentage of the voting power. Where the person becoming an interested stockholder was not approved in advance by the board of directors, the Nevada business combination statute imposes a basic moratorium of two years on business combinations unless they are approved by the board of directors and stockholders owning at least 60% of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates. After the two-year period, but before four years, combinations remain prohibited but may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination Pursuant to the charter, the Registrant has also opted out of the “acquisition of controlling interest” provisions of Sections 78.378 through 78.3793, inclusive, of the NRS, also known as the “control share” statute, which apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Under those provisions, any person who acquires a controlling interest in a corporation may not exercise voting rights of any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. The statute applies to acquisition of a “controlling interest” in ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares, and the corporation must comply with the demand.

The Nevada control share statute does not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Therefore, the board of directors of a Nevada corporation usually may unilaterally avoid the imposition of burdens imposed by the control share statute by amending the bylaws of the corporation in connection with a transaction. A Nevada corporation may impose stricter requirements if it so desires.